

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Ian Baines
Chief Executive Officer
BurgerFi International, Inc.
U.S. Highway 1
North Palm Beach, FL 33408

>   **Re: BurgerFi International, Inc.**
>   **Post-Effective Amendment No. 2 to Form S-1 on Form S-3**
>   **Filed January 4, 2022**
>   **File No. 333-255667**

Dear Mr. Baines:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1 on Form S-3

General

1. We note that your annual report on Form 10-K for the fiscal year ended December 31, 2020 filed on April 29, 2021 does not appear to have been timely filed. In this regard, we note that the company relied upon Rule 12b-25(b) with respect to its annual report but the annual report was not actually filed within the prescribed time period permitted by the rule. Accordingly, it does not appear that you meet the eligibility requirements set forth in General Instruction I.A.3(b) of Form S-3. Please explain to us why you believe you are eligible to file on Form S-3 or amend your registration statement onto an appropriate form.

Ian Baines
BurgerFi International, Inc.
January 12, 2022
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services